GREAT-WEST FUNDS, INC.
8515 East Orchard Road
Greenwood Village, Colorado 80111

November 24, 2014
VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Great-West Funds, Inc.
Preliminary Proxy Statement
File Nos. 2-75503, 811-03364

Commissioners:

Filed herewith is a preliminary proxy statement filed on behalf of Great-West Funds, Inc. Please direct any question or comment regarding the filing to me at (303) 737-4675 or to Renee Hardt at Vedder Price P.C. at (312) 609-7616.

Very truly yours,

/s/ Ryan L. Logsdon

Ryan L. Logsdon
Assistant Vice President, Counsel & Secretary

Enclosures